EXHIBIT A

Transactions in the Shares During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Mr. Jacobson

SHARES

Trade Date	Amount Purchased (Sold)	Price per Share ($)
3/19/2012	10,000	100.38